   As filed with the Securities and Exchange Commission on November 27, 2001



                                                     Registration No. 333-72384

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                               -----------------

                                Amendment No. 1
                                      To

                                   Form S-6

                               -----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                               -----------------

A. Exact name of trust:

                              EQUITY FOCUS TRUSTS

               STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G


B. Name of depositor:

                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                             388 Greenwich Street
                           New York, New York 10013

D. Names and complete address of agent for service:

                                                      Copy to:

           MICHAEL KOCHMANN                   MICHAEL R. ROSELLA, ESQ.
       Salomon Smith Barney Inc.        Paul, Hastings, Janofsky & Walker LLP
         388 Greenwich Street                      399 Park Avenue
       New York, New York 10013               New York, New York 10022
                                                   (212) 318-6800

E. Title and amount of securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to the public:

As soon as practicable after the effective date of the registration statement.


[X]Check if it is proposed that this filing will become effective immediately upon filing on November 27, 2001, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   EQUITY FOCUS
                                                                         TRUSTS
                                                                   ------------

                              Strategic S&P Industrial Portfolio, 2001 Series G



      A UNIT INVESTMENT TRUST



                              Equity Focus Trusts--Strategic S&P Industrial Portfolio,
           SalomonSmithBarney 2001 Series G is a unit investment trust consisting of a fixed
 ---------------------------- portfolio of 15 equity securities. These securities were
 A member of citigroup [LOGO] purchased by the Trust based upon investing in the highest dividend-yielding common stocks in a pre-screened
                              subgroup of the Standard & Poor's Industrial Index.

                              The minimum purchase is $250.



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


Prospectus dated November 27, 2001

Read and retain this Prospectus for future reference

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

EQUITY FOCUS TRUSTS--STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G

INVESTMENT SUMMARY

--------------------------------------------------------------------------------



Use this Investment Summary to help you decide whether the portfolio comprising the Equity Focus Trusts--Strategic S&P Industrial Portfolio, 2001 Series G is right for you. More detailed information can be found later in this prospectus.


Investment Objective

The Trust seeks to provide investors with capital appreciation and current dividend income. The Trust's diversified portfolio of stocks is for income-oriented investors.

There is no guarantee that the objective of the Trust will be achieved.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its one-year life. Unlike a mutual fund, the portfolio is not managed; however, a security can be sold under some adverse circumstances.

Investment Concept and Selection Process

The Trust seeks to achieve its objective by attempting to outperform the S&P Industrial Index and the S&P 500. The Trust will attempt to outperform the S&P Industrial Index and the S&P 500 by creating a portfolio of 15 stocks through the following screening process.

Step 1.  As a first step, we begin with the S&P Industrial Index.

Step 2. Next, we choose securities ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stock.

Step 3. To prevent overlap with other Equity Focus Trusts offered by the Sponsor, we eliminated any stocks also included in the Dow Jones Industrial Average (DJIA).

Step 4. Then, we ranked the remaining stocks by market capitalization from highest to lowest and eliminated the lowest 25 percent. This allows the portfolio to avoid smaller, less liquid issuers.

Step 5. Finally, from these stocks we selected the stocks with the highest dividend yields, the prices of which may be undervalued.

Principal Risk Factors

Holders can lose money by investing in this Trust. The value of your Units may increase or decrease depending on the value of the stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions.

The Trust consists primarily of common stocks of domestic issuers. If you invest in the Trust, you should understand the potential risks associated with common stocks:

  . The common stocks in the portfolio generally have attributes that have caused them to have lower prices or higher dividend yields relative to other equity securities in the subgroup.

     For example:

     --the stocks may be out of favor with the market because of weak performance, poor earnings forecasts or negative publicity;

     --the stocks may be reacting to general market cycles.

  .  The financial condition of the issuer may worsen.

  . The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

  . The rate of the dividends previously paid may be reduced or even eliminated.

EQUITY FOCUS TRUSTS--STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G

INVESTMENT SUMMARY

--------------------------------------------------------------------------------


A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy.

Public Offering Price

On the first day Units are made available to the public, the Public Offering Price will be approximately $1.00 per Unit, with a minimum purchase of $250. This price is based on the net asset value of the Trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of Units by using the closing sales prices of the securities in the portfolio. The Public Offering Price will change daily because prices of the underlying stocks will fluctuate.

   The Public Offering Price per Unit will be calculated by:

  . Adding the combined market value of the underlying stocks to any cash held to purchase securities.

  .  Dividing that sum by the number of Units outstanding.

  .  Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of Units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase Units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing Units, you can redeem Units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the Trust is about to terminate, you may have the option to rollover your proceeds into a future Strategic S&P Industrial Series, if one is available. The initial sales charge will be waived if you decide to rollover; however, you will be subject to the subsequent Series' deferred sales charge. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution (or, if you choose, an in kind distribution) after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities.

Taxation

In general, dividends of the Trust will be taxed as ordinary income, whether received in cash or reinvested in additional Units.

An exchange of Units in the Trust for Units in another series will be treated as a sale of Units, and any gain realized on the exchange, notwithstanding reinvestment, may be subject to federal, state and local income tax.

If you are an individual and have held your Units (and the Trust has held the Securities) for more than 12 months, you may be entitled to a 20% maximum federal income tax rate on gains, if any, from the sale of your Units.

If you are a foreign investor, you should be aware that distributions from the Trust will generally be subject to information reporting and withholding taxes, including any income from the Trust that is reinvested in additional Units.

EQUITY FOCUS TRUSTS--STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G



FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

--------------------------------------------------------------------------------

Unitholder Transaction Expenses


                                                                                        As a % of           Amounts per
                                                                                  Public Offering Price     1,000 Units
                                                                                  --------------------- -------------------
  Initial Sales Charge Imposed on Purchase (as a percentage of offering price)...          1.00%*             $10.00
  Maximum Deferred Sales Charge..................................................          1.40%**            $14.00
  Creation and Development Fee...................................................          0.35%***           $ 3.50
                                                                                          -----               ------
   Total Sales Charge (including Creation and Development Fee)...................          2.75%              $27.50
                                                                                          =====               ======
  Reimbursement to Sponsor for Estimated Organization Costs......................          .301%              $ 3.02
                                                                                          =====               ======
  Estimated Cost of Liquidation Securities to Meet Redemptions...................          .088%              $ 0.88
                                                                                          =====               ======

Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                                                                            Amounts per
                                                                                  As a % of Net Assets      1,000 Units
                                                                                  --------------------- -------------------
  Trustee's Fee..................................................................          .090%              $0.88
  Maximum Portfolio Supervision, Bookkeeping and Administrative Fees.............          .041%              $0.40
  Other Operating Expenses.......................................................          .060%****          $0.59
                                                                                          -----               ------
   Total.........................................................................          .191%              $1.87
                                                                                          =====               ======

                                                                                                        Cumulative Expenses
                                                                                                         and Charges Paid
                                                                                                            for Period:
Example                                                                                                 -------------------
                                                                                                              1 year
                                                                                                              ------
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust's estimated operating expense ratio of .191% and a 5% annual
 return on the investment throughout the period..................................                              $334


   The example also assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.
--------
* The Initial Sales Charge may be above or below 1.00%, but in no event will the combined initial sales charge and deferred sales charge exceed 2.40% of your initial investment. See Public Sale of Units--Public Offering Price for further detail on how the sales charges are calculated.
** The actual fee is $3.50 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each of the four Deferred Sales Charge Payment Dates. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 1.40%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 1.40%.
*** The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust and has been historically included in the sales charge. The actual fee is $3.50 per 1,000 Units payable as of the close of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit. If the Unit price exceeds $1.00 per Unit, the Creation and Development Fee will be less than .35%; if the Unit price is less than $1.00 per Unit, the Creation and Development Fee will exceed .35%.
**** Includes licensing fees paid to Standard & Poor's to cover a license to use their trademarks, trade names, rankings, databases and research.

EQUITY FOCUS TRUSTS--STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G

SUMMARY OF ESSENTIAL INFORMATION

AS OF NOVEMBER 26, 2001+




Sponsor
Salomon Smith Barney Inc.

Trustee and Distribution Agent
The Bank of New York

Deferred Sales Charge Payment Dates

The first day of each month commencing March 1, 2002, through June 1, 2002.


Sales Charge
The maximum sales charge (not including the Creation and Development Fee) is 2.40% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between this maximum sales charge of 2.40% and the total deferred sales charge of $14.00 per 1,000 Units. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge is paid through a reduction of the net asset value of the Trust by $3.50 per 1,000 units on each of the four Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

Termination Date
December 30, 2002, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Rollover Notification Date
November 28, 2002, or another date as determined by the Sponsor.

Distributions
Distributions of income, if any, will be made on the Distribution Day in any quarter to Holders of record on the corresponding Record Day. Distributions will be automatically reinvested in additional units of the Trust unless a Holder elects to receive its distribution in cash. A final distribution will be made upon termination of the Trust.

Record Day
The 10th day of March, June and September.

Distribution Day
The 25th day of March, June and September, and upon termination and liquidation of the Trust.

Evaluation Time
4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust
The Trust Indenture may be terminated if the net value of the Trust is less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee
$.88 per 1,000 Units

Sponsor's Annual Fee
Maximum of $.40 per 1,000 Units.

-------------
+ The Initial Date of Deposit. The Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

EQUITY FOCUS TRUSTS--STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G

SUMMARY OF ESSENTIAL INFORMATION

AS OF NOVEMBER 26, 2001



Portfolio
   Number of issuers of common stock...............................................................           15
   Number of different industry groups.............................................................           14
       Portfolio contains the following industry groups:
          Auto Parts & Equipment, 1 (6.55%); Chemicals, 1 (6.54%); Chemicals
          (Diversified), 1 (6.55%); Electrical Equipment, 1 (6.83%); Foods, 2 (13.38%);
          Healthcare (Diversified), 1 (6.66%); Healthcare (Drugs-Major Pharmaceuticals),
          1 (6.65%); Household Products (Non-Durables), 1 (6.66%); Housewares,
          1 (6.59%); Manufacturing (Specialized), 1 (6.69%); Office Equipment & Supplies,
          1 (6.80%); Retail (Department Stores), 1 (6.72%); Retail (Food Chains),
          1 (6.68%); and Telephone, 1 (6.70%).

Initial Number of Units............................................................................    1,000,000
Fractional Undivided Interest in Trust Represented by Each Unit....................................  1/1,000,000
Public Offering Price per 1,000 Units
   Aggregate Value of Securities in Trust (net of estimated organization costs).................... $    994,299
                                                                                                    ============
   Divided by Number of Units of Trust (times 1,000)............................................... $     994.30
   Plus Initial Sales Charge of 1.00% of Public Offering Price (1.010% of the net amount
     invested in Securities)....................................................................... $      10.04
                                                                                                    ------------
   Public Offering Price........................................................................... $   1,004.34
   Plus Estimated Organization Costs............................................................... $       3.02
   Plus the amount in the Income and Capital Accounts.............................................. $          0
                                                                                                    ------------
   Total........................................................................................... $   1,007.36
                                                                                                    ============
Sponsor's Repurchase Price and Redemption Price per 1,000 Units
   (based on value of underlying Securities)....................................................... $     983.32
Sponsor's Profit (Loss) on Deposit................................................................. $      3,462

                         INDEPENDENT AUDITORS' REPORT


To the Sponsor, Trustee and Unit Holders of Equity Focus Trusts--Strategic S&P Industrial Portfolio, 2001 Series G:



   We have audited the accompanying statement of financial condition, including the portfolio, of Equity Focus Trusts--Strategic S&P Industrial Portfolio, 2001 Series G, as of November 26, 2001. This financial statement is the responsibility of the Trustee (see note 1 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.



   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on November 26, 2001, for the purchase of securities, as shown in the statement of financial condition and portfolio. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.



   In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equity Focus Trusts--Strategic S&P Industrial Portfolio, 2001 Series G, as of November 26, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                          /s/ KPMG LLP

New York, New York

November 26, 2001

   EQUITY FOCUS TRUSTS -- STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G



Statement of Financial Condition as of Initial Date of Deposit,
                               November 26, 2001



   TRUST PROPERTY(1)
    Investment in Securities:
    Contracts to purchase Securities(2).......................... $  997,319
                                                                  ----------
      Total...................................................... $  997,319
                                                                  ==========

   LIABILITIES(1)
    Reimbursement to Sponsor for Organization Costs(3)........... $    3,020
    Deferred Sales Charge(4).....................................     14,000
                                                                  ----------
      Total......................................................     17,020
                                                                  ----------

   INTEREST OF UNITHOLDERS
    1,000,000 Units of fractional undivided interest outstanding:
    Cost to investors(5).........................................  1,007,360
    Less: Gross underwriting commissions(6)......................     24,041
    Less: Reimbursement to Sponsor for Organization Costs(3).....      3,020
                                                                  ----------
    Net amount applicable to investors(7)........................    980,299
                                                                  ----------
      Total...................................................... $  997,319
                                                                  ==========

--------
(1)The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statement other than the estimate of organizational costs, for which the Sponsor is responsible. Actual costs could differ from these estimates.

(2)Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 3 to the Portfolio. See also the column headed Market Value of Securities. An irrevocable letter of credit in the amount of $1,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.


(3)A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $3.02 per 1,000 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4)A deferred sales charge of $14.00 per 1,000 Units is payable in four monthly payments of $3.50 per 1,000 Units. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to June 1, 2002 the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(6)Assumes a maximum aggregate sales charge of 2.40% of the Public Offering Price (2.459% of the net amount invested), although due to fluctuations in the value of the Securities, the total maximum sales charge may be more than 2.40% of the Public Offering Price.
(7)A Creation and Development Fee in the amount of $3.50 per 1,000 Units is payable by the Trust on behalf of the Holders out of the net asset value of the Trust as of the close of the initial offering period. This Creation and Development Fee may be more than .35% of the Public Offering Price due to fluctuations in the value of the Securities. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

    PORTFOLIO OF EQUITY FOCUS TRUSTS--STRATEGIC S&P INDUSTRIAL PORTFOLIO, 2001 SERIES G ON THE INITIAL DATE OF DEPOSIT, NOVEMBER 26, 2001



                                                                 Market
                             Stock     Number     Percentage    Value of
          Securities(1)      Symbol of Shares(2) of Portfolio Securities(3)
          -------------      ------ ------------ ------------ -------------
     Albertson's Inc. #       ABS      2,000          6.68%     $ 66,600
     ALLTEL Corp.             AT       1,050          6.70        66,833
     Avery Dennison Corp.     AVY      1,250          6.69        66,688
     Bristol-Myers Squibb #   BMY      1,200          6.66        66,420
     Clorox Co. #             CLX      1,700          6.66        66,470
     ConAgra Foods #          CAG      2,900          6.71        66,932
     Emerson Electric #       EMR      1,300          6.83        68,159
     Genuine Parts Co.        GPC      1,900          6.55        65,360
     Hershey Foods            HSY      1,000          6.67        66,480
     May Department Stores #  MAY      1,800          6.72        66,996
     Newell Rubbermaid        NWL      2,500          6.59        65,675
     Pitney Bowes #           PBI      1,700          6.80        67,864
     PPG Industries           PPG      1,200          6.55        65,280
     Rohm & Haas              ROH      1,800          6.54        65,232
     Schering-Plough          SGP      1,800          6.65        66,330
                                                    ------      --------
                                                    100.00%     $997,319
                                                    ======      ========

--------
Notes to Portfolio


(1)All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on November 26, 2001. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.


(2)Per 1,000,000 Units.


(3)Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on November 26, 2001. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.


                               -----------------

The following information is unaudited:

# Within the last three years, Salomon Smith Barney Inc., including its parent, subsidiaries, affiliates and/or predecessor firms, has acted as manager (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUST

Objective of the Trust


   The objective of Equity Focus Trusts, Strategic S&P Industrial Portfolio, 2001 Series G (the "Trust") is to provide investors with the possibility of capital appreciation and current dividend income for the Trust portfolio (the "Portfolio") through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stock and similar securities (the "Securities") selected by the Sponsor for the Portfolio. The Trust seeks to achieve its objective by attempting to outperform the Standard & Poor's Industrial Index ("S&P Industrial Index") and the Standard & Poor's 500 Composite Stock Index ("S&P 500") by creating a portfolio investing in the fifteen (15) common stocks having the highest dividend yield in a pre-screened subgroup of the Standard & Poor's Industrial Index (the "S&P Industrial Strategy").


   The stocks that will be included in the Portfolio pursuant to this strategy will be determined as of two business days prior to the Initial Date of Deposit. In addition, stocks will be purchased in approximately equal dollar amounts.

   "Standard & Poor's" and "S&P" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Salomon Smith Barney, as sponsor of the Trust. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's.

   As the term is used throughout this Prospectus, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust.

   Investing in S&P Industrial Index stocks with the highest dividend yields may be effective in achieving the Trust's investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on S&P Industrial Index stocks as a group.

   Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

Structure and Offering

   This Series of Equity Focus Trusts is a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed under the Portfolio set forth in the Summary of Essential Information. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

   During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the number of shares of each Security in the Portfolio of the Trust. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust--Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units--Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio of the Trust at the end of the initial 90-day period.

   The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

   The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

   The holders ("Holders") of Units of the Trust meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust--Amendment and Termination).

The Portfolio

   Each of the Securities has been taken from the S&P Industrial Index. The S&P Industrial Index is a capitalization weighted index designed to measure the performance of the industrial sector of the S&P 500. Only securities ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stock are eligible for inclusion in the Trust's portfolio. Standard & Poor's determines its stock rating primarily on the growth and stability of per-share earnings and dividends. It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks Standard & Poor's considers to be the most speculative. For the meaning of such rankings see Rankings for Common Stocks herein. These rankings are not intended to predict stock price movement.

   To prevent overlap with other Equity Focus Trusts series offered by the Sponsor, any stocks which are also included in the Dow Jones Industrial Average ("DJIA") are eliminated. The stocks are then ranked by market capitalization from highest to lowest and the lowest 25 percent are eliminated. This allows the Trust to avoid smaller, less liquid issues. From these remaining stocks, the fifteen stocks with the highest dividend yield are elected for the Trust's portfolio.

   The dividend yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsor's selection of the fifteen stocks pursuant to the S&P Industrial Strategy.

   The following table shows the hypothetical performance of investing approximately equal amounts in the S&P Industrial Strategy at the beginning of each year and rolling over the proceeds. The total returns reflect sales charges and trust expenses, but do not reflect brokerage commissions or taxes. These results represent past performance of the S&P Industrial Strategy, and should not be considered indicative of future results of the Trust. The Trust's annual total return may be lower than the S&P Industrial Index or the S&P 500 in any one year. In fact, the S&P Industrial Strategy has underperformed the S&P Industrial Index and the S&P 500 in certain years; however, historically, long term cumulative total returns from this strategy has outperformed the cumulative returns of the S&P Industrial Index and the S&P 500. Also, investors in the Trust may not realize as high a total return as on a direct investment in the stocks comprising the S&P Industrial Strategy since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value, and indeed any or all of the underlying stocks may depreciate in value at any time in the future. See Risk Factors.

   The following table compares the actual performance of the S&P Industrial Index and the S&P 500 against the hypothetical performance of the S&P Industrial Strategy in each of the past 25 years, as of December 31 in each of these years, as well as for the first nine months of 2001:

                        COMPARISON OF TOTAL RETURNS(1)
 (Strategic S&P Industrial figures reflect sales charge and trust expenses but not brokerage commissions)

                                       S&P        S&P
                                   Industrial  Industrial
                   Year Ended      Strategy(2)   Index    S&P 500
               ------------------- ----------- ---------- -------
               1976                   30.74%      22.59%   23.53%
               1977                   (6.60)      (8.20)   (7.19)
               1978                    5.96        7.50     6.39
               1979                   26.34       18.40    18.02
               1980                   18.11       32.98    31.50
               1981                    7.57       (6.69)   (4.83)
               1982                   25.74       20.14    20.26
               1983                   24.58       22.79    22.27
               1984                   12.22        4.09     5.95
               1985                   29.83       30.08    31.43
               1986                   28.63       18.54    18.37
               1987                    2.43        9.13     5.67
               1988                   41.87       15.80    16.58
               1989                   35.24       29.30    31.11
               1990                    0.87       (0.84)   (3.20)
               1991                   26.92       30.39    30.51
               1992                   11.39        5.63     7.67
               1993                    2.19        8.90     9.97
               1994                   11.30        3.75     1.30
               1995                   36.52       34.26    37.10
               1996                   12.14       22.70    22.69
               1997                   33.18       30.80    33.10
               1998                   14.98       33.43    28.34
               1999                  (13.16)      25.66    20.89
               2000                   12.50      (16.09)   (9.03)
               2001 (through 9/30)    (8.85)     (21.16)  (20.39)

-------------
(1)The Total Return represents the sum of Appreciation and Actual Dividend Yield. (i) Appreciation for the S&P Industrial Strategy is calculated by subtracting the market value of these stocks as of the first trading day on the New York Stock Exchange in a given calendar year from the market value of those stocks as of the last trading day in that calendar year, and dividing the result by the market value of the stocks as of the first trading day in that calendar year. Appreciation for the S&P Industrial Index and the S&P 500 is calculated by subtracting the opening value of the S&P Industrial Index and the S&P 500, respectively as of the first trading day in each calendar year from the closing value of the S&P Industrial Index and the S&P 500, respectively as of the last trading day in that calendar year, and dividing the result by the opening value of the S&P Industrial Index and the S&P 500, respectively as of the first trading day in that calendar year.
   (ii) Actual Dividend Yield for the S&P Industrial Strategy is calculated by adding the total dividends received on the stocks in the calendar year and dividing the result by the market value of the stocks as of the first trading day in that calendar year. Actual Dividend Yield for the S&P Industrial Index and the S&P 500 is calculated by taking the total dividends credited to the S&P Industrial Index and the S&P 500, respectively and dividing the result by the opening value of the S&P Industrial Index and the S&P 500, respectively as of the first trading day in that calendar year.
(2)The S&P Industrial Strategy in any given calendar year was selected by pre-screening common stocks on the S&P Industrial Index as described herein and then by ranking the dividend yields for each of the remaining stocks as of the beginning of that calendar year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding calendar year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that calendar year.

   These results represent past performance and should not be considered indicative of future results of this Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

   The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including:

   . sales charges and expenses of the Trust,

   . the Portfolio may not be fully invested at all times,

   . the stocks are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

   . not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

   Total returns and/or average annualized returns for various periods of previous S&P Industrial Portfolio series may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the S&P Industrial Index and the S&P 500. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its industry group, and the basis on which the stock was selected.

   All of the domestic Securities are publicly traded either on a stock exchange or in the over-the- counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

   The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. (See Administration of the Trust--Accounts and Distributions; Trust Supervision.) The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

   Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. (See Administration of the Trust--Trust Supervision.)

   Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust--Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).

Income

   There is no assurance that dividends on the Securities will be declared or paid in the future.

   Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be automatically reinvested in additional Units of the Trust, subject only to the remaining applicable Deferred Sales Charge deduction, unless a Holder elects to receive his distributions in cash (see Reinvestment Plan). Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

   An investment in Units entail certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

  .  expectations regarding government economic, monetary and fiscal policies,

  .  inflation and interest rates,

  .  economic expansion or contraction, and

  .  global or regional political, economic or banking crises.

   The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

   Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

   Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

   Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

Dividends

   Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

   Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the S&P Industrial Strategy set forth under Investment Concept and Selection Process and that the Trust may continue to purchase or hold Securities originally selected though this criteria even though a Security may no longer be included in either the S&P Industrial Strategy. For example, the Trust would not be required to sell any Security which is no longer included among the S&P Industrial Strategy or even deleted from the S&P Industrial Index. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust --Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so.

   Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual

Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

   Investors should note that in connection with the issuance of additional Units during the Public Offering Period the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

Organization Costs

   The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Plus Estimated Organization Costs" in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

   The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Legal Proceedings and Legislation

   At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

   The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.40% of the Public Offering Price (2.459% of the net amount invested in Securities).

   The initial sales charge is computed by deducting the deferred sales charge ($14.00 per 1,000 Units) from the aggregate sales charge of 2.40%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $1,000 per 1,000 Units and will be less than 1.00% if the Public Offering Price is less than $1,000 per 1,000 Units. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.


   The deferred sales charge is a monthly charge of $3.50 per 1,000 Units and is accrued in four monthly installments commencing on March 1, 2002, and will be charged to the Capital Account on the first day of each month thereafter through June 1, 2002. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $1,000 per 1,000 Units, the deferred sales charge will be less than 1.40%, and if the Public Offering Price is less than $1,000 per 1,000 Units, the deferred sales charge will exceed 1.40%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $14.00 per 1,000 Units has not been deducted at the time of repurchase or redemption of Units prior to June 1, 2002, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction (see Reinvestment Plan).



   Purchasers on November 27, 2001 (the first day Units will be available to the public), will be able to purchase Units at approximately $1.00 each (including the initial sales charge). To allow Units to be priced at approximately $1.00, the Units outstanding as of the Evaluation Time on November 27, 2001 (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust--Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.


   The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:



                      Initial Sales Charge
                      --------------------
                      Percent of Percent of Maximum Dollar
                       Offering  Net Amount Amount Deferred
Number of Units*        Price     Invested  Per 1,000 Units
----------------      ---------- ---------- ---------------
Fewer than 50,000....    1.00%     1.010%       $14.00
50,000 but less than
 100,000.............     .75       .758         14.00
100,000 but less than
 250,000.............     .25       .253         14.00
250,000 but less than
 1,000,000...........       0          0         14.00

-------------
* The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

   For purchases of at least 1,000,000 Units or $1,000,000 or more, the total sales charge will be 1.00% (or 1.010% of the net amount invested).

   The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any series of a unit investment trust sponsored by Salomon Smith Barney. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

   Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

   The holders of units of any outstanding unit investment trust (the "Exchangeable Series") may exchange units of the Exchangeable Series for units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The Sponsor reserves the right to modify, suspend or terminate this exchange privilege at any time.

   Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies. The initial sales charge and deferred sales charge will be waived for Units purchased by participants in the Asset One/SM/ Program.

Public Distribution

   Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

   The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

Underwriter's and Sponsor's Profits

   The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the Deferred Sales Charge of $14.00 per 1,000 Units accrued in four monthly installments of $3.50.

   On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

   The Sponsor also receives an annual fee at the maximum rate of $.40 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges--Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

   In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

   The Sponsor will receive a creation and development fee of $3.50 per 1,000 Units (the "Creation and Development Fee") and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

   While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

   . the aggregate value of Securities in the Trust,

   . amounts in the Trust, including dividends receivable on stocks trading ex-dividend, and

   . all other assets in the Trust.

deducting therefrom the sum of:

   . taxes or other governmental charges against the Trust not previously deducted,

   . accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

   . amounts for distribution to Holders of record as of a date prior to the evaluation.

   The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption (see Redemption).

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

   The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

   Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

   The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust -- Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

   The Trustee will redeem Units "in kind." Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption--Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit).

   In Kind Distributions on redemption will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

      (a) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unit Holder requests a distribution of the Securities as set forth in paragraph (b) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the

   Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to it to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

      (b) If the tendering Holder requests an In Kind Distribution and tenders Units with a value in excess of $250,000, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

   The $250,000 threshold will not apply to redemptions in kind at the termination of the Trust.

   Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

   A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or
(3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

   Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

   The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

   Initial Expenses -- Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trust.

   Fees -- The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

   The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Salomon Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

   The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

   The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing and selling Securities. S&P receives a fee from the Trust to cover the license by Standard & Poor's to the Sponsor for the use of the trademarks and tradenames "Standard & Poor's" and "S&P" and other trademarks and trade/names, and the S&P Industrial Index, as well as the license by Standard & Poor's to the Sponsor of the Rankings for Common Stocks in connection with the selection of the S&P Industrial Strategy stocks.

   Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

   Payment of Expenses -- Funds necessary for the payment of the above fees, as well as the Creation and Development Fee, will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. The Sponsor may also direct the Trustee to defer payment of certain expenses, including the Deferred Sales Charge and the Creation and Development Fee, in which case sales for such payment will be deferred. Holders will be at risk of market fluctuations in the Securities with respect to such deferred payments from the accrual dates of such payments to the date of actual sale of Securities to satisfy these liabilities. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge will be made in the manner described under Public Sale of Units--Public Offering Price herein.

   Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust -- Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

   The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

   Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a

Capital Account. If a Holder elects to receive its distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge, as well as the Creation and Development Fee, until after the last Deferred Sales Charge Payment Date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the Trust.

   Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

   The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

   The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. Further, the Trust will likely continue to hold a Security and purchase additional shares even if its issuer is no longer included in the S&P Industrial Strategy, or even if it is deleted from the S&P Industrial Index. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

      (i) Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

   In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

   The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities.

The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

   The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

   With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the

Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

   The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

   In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

   Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

   The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and
(3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

   The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. However, the Sponsor may extend the Termination Date for a period of no longer than 30 days without giving notice to the Holders. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Holders may, by written notice to the Trustee at least ten days prior to termination, elect to receive an In Kind Distribution of their pro rata share of the Securities remaining in the Portfolio upon termination (net of their applicable share of expenses). Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

   Holders may exchange their Units of the Trust into units of any then outstanding series of Equity Focus Trusts, Strategic S&P Industrial Series (an "Exchange Series") at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within 60 days of their liquidation of Units in the Trust.

   Holders who affirmatively notify the Trustee by the Rollover Notification Date set forth in the Summary of Essential Information may reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts, Strategic S&P Industrial Series (the "New Series") provided one is offered. In the event the Sponsor determines that such a redemption and subsequent investment in a New Series by a Holder may be effected under applicable law in a manner that will not result in the recognition of gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series, Holders will be notified prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax treatment. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution or may elect to receive an In Kind Distribution, after the Trust terminates.

   Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

   Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Strategic S&P Industrial Series can sell duplicated securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

   It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of the rollover option may not, and the exchange option will not, prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

   Distributions of income and/or principal, if any, on Units will be reinvested automatically in additional Units of the Trust pursuant to the Trust's "Reinvestment Plan." These additional Units will not be subject to any sales charge. If the Holder does not wish to participate in the Reinvestment Plan and wishes to receive cash distributions, the Holder must notify its financial consultant at Salomon Smith Barney Inc., Robinson-Humphrey or the Trustee (depending upon whether the Units are held in street name through Salomon Smith Barney Inc., Robinson-Humphrey or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

   Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price

(the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

   The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

   The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

   The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

   The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by dealers, financial institutions, insurance companies or anyone who holds Units as part of a hedge or straddle.

   In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

      1. The Trust is not an association taxable as a corporation for federal income tax purposes, and income received by the Trust will be treated as income of the Holders in the manner set forth below.

      2. Each Holder will be considered the owner of a pro rata portion of each Security in the Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

      3. A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by the Trust even if the Holder does not actually receive such distributions but rather reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by the Trust, but only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

      4. Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

   A Holder's pro rata portion of dividends paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of the issuing corporation's current or accumulated earnings and profits. A Holder's pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder's tax basis in such Security, and to the extent that such dividends exceed the Holder's tax basis will generally be treated as capital gain.

   A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to "S" corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

   A Holder's gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although non-corporate Holders who realize long-term capital gains with respect to Units held for more than one year may be subject to a reduced tax rate of 20% on such gains (10% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 15% tax bracket for ordinary income), rather than the "regular" maximum tax rate of 39.1%. Beginning in the year 2001, for Holders in the 15% tax bracket for ordinary income (or in the year 2006 for Holders in the 28% or higher tax bracket for ordinary income), capital gains realized with respect to Units and Securities held for more than five years may be subject to a reduced rate of long-term capital gains tax. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities. Under new legislation taking effect partially in 2001 and to be phased in over time, certain rates of tax on personal income under federal law are scheduled to be reduced, including the rates discussed above.

   A Holder's loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

   A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which generally will be a capital gain or loss (except in the case of a dealer), when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from the Trust.

   The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents ("Foreign Holders") should be aware that dividend distributions from the Trust attributable to any dividends received by the Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower treaty rate, and under certain circumstances gain from the disposition of Securities or Units may also be subject to federal income tax. In addition, Holders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.

                                     * * *

   After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

   Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trust. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

   Before investing in the Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including whether the investment is prudent taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

   The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

   The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, as special counsel for the Sponsor.

Auditors

   The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

   Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

RANKINGS FOR COMMON STOCKS*

   Growth and stability of earnings and dividends are deemed key elements in establishing Standard & Poor's earnings and dividend rankings for common stocks, which are designed to capsulize the nature of this record in a single symbol. It should be noted, however, that the process also takes into consideration certain adjustments and modifications deemed desirable in establishing such rankings.

   The point of departure in arriving at these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years--a period deemed long enough to measure significant time segments of secular growth, to capture indications of basic change in trend as they develop, and to encompass the full peak-to-peak range of the business cycle.

   The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample of stocks. The range of scores in the array of this sample has been aligned with the following ladder of rankings:

A+ Highest           A-  Above Average          B- Lower
A  High              B+  Average                C  Lowest
                     B   Below Average          D  In Reorganization

   A ranking is not a forecast of future market price performance, but is basically an appraisal of past performance of earnings and dividends, and relative current standing.
--------
* As described by Standard & Poor's.

                                                                   EQUITY FOCUS
                                                                         TRUSTS
                                                                   ____________


               Strategic S&P Industrial Portfolio, 2001 Series G


                                  PROSPECTUS


This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-72384) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

   . electronic request (after paying a duplicating fee) at the following
     E-mail address: publicinfo@sec.gov
   . visiting the SEC internet address: http://www.sec.gov
   . writing: Public Reference Section of the Commission, 450 Fifth Street,
     N.W., Washington, DC 20549-6009
--------------------------------------------------------------------------------

                      Index                          Sponsor:
     Investment Summary                       2      Salomon Smith Barney Inc.
     Summary of Essential Information         5      388 Greenwich Street
     Independent Auditors' Report             7      New York, New York 10013
     Statement of Financial Condition         8      (212) 816-6000
     Portfolio                                9
     Description of the Trust                10      Trustee:
     Risk Factors                            15      The Bank of New York
     Public Sale of Units                    18      101 Barclay Street
     Market for Units                        20      New York, New York 10286
     Redemption                              21      (877) 363-3613
     Expenses and Charges                    23
     Administration of the Trust             24
     Exchange and Rollover Privileges        29
     Reinvestment Plan                       30
     Resignation, Removal and Limitations on
      Liability                              31
     Taxes                                   32
     Miscellaneous                           34
     Rankings for Common Stocks              35

--------------------------------------------------------------------------------


                                SalomonSmithBarney
                      ----------------------------
                      A member of citigroup [LOGO]


--------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

--------------------------------------------------------------------------------

Salomon Smith Barney is the service
mark used by Salomon Smith Barney Inc.          20516-80688               UT6816

                                    PART II

             Additional Information Not Included in the Prospectus

   A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                                       SEC File or
                                                                                  Identification Number
                                                                                  ---------------------
I.    Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form
      S-6 under the Securities Act of 1933:

      Salomon Smith Barney Inc.                                                         2-67446

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the
      Securities Exchange Act of 1934:

      Salomon Smith Barney Inc.                                                         8-12324

III.  Charter documents of the Depositor filed as Exhibits to the Registration
      Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

      Salomon Smith Barney Inc.                                                    33-65332, 33-36037

   B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

            Salomon Smith Barney Inc.                         13-1912900
            The Bank of New York                              13-5160382

                          Undertaking To File Reports

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet of Form S-6.

          The Prospectus.

          Additional Information not included in the Prospectus (Part II).

             The undertaking to file reports.
             The signatures.

          Written Consents as of the following persons:
             KPMG LLP (included in Exhibit 5.1)
             Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

   The following exhibits:

   To be filed with Amendment to Registration Statement.

1.1.1   --  Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to Amendment No.
            1 to the Registration Statement of Equity Focus Trusts, Strategic Series 2000-B, 10/A+ Portfolio,
            1933 Act File No. 333-34712 filed on May 10, 2001).

  2.1   --  Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to
            Amendment No. 1 to the Registration Statement of Equity Focus Trusts, Global Research
            Selections, Series 2000-A, 1933 Act File No. 333-31514 filed on March 15, 2000).

 *3.1   --  Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Miscellaneous--Legal Opinion" in the
            Prospectus.

 *5.1   --  Consent of KPMG LLP to the use of their name under the heading "Miscellaneous--Auditors" in the Prospectus.

-------------
* Filed herewith.

                                  SIGNATURES

   The registrant hereby identifies Equity Focus Trusts, Strategic S&P Industrial Portfolio, 2001 Series C (Registration No. 333-60312) for the purposes of the representations required by Rule 487 and represents the following:

   (1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

   (3) That it has complied with Rule 460 under the Securities Act of 1933.


   Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 27th day of November, 2001.


                        Signatures appear on page II-4.

   A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                 SALOMON SMITH BARNEY UNIT TRUSTS (Registrant)

                           SALOMON SMITH BARNEY INC.
                                  (Depositor)

   By the following persons*, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:

DERYCK C. MAUGHAN
MICHAEL A. CARPENTER

                                               /S/ KEVIN KOPCZYNSKI
                                          By___________________________________
                                                      KEVIN KOPCZYNSKI
                                                (As authorized signatory for
                                               Salomon Smith Barney Inc. and
                                              Attorney-in-fact for the persons
                                                       listed above)

--------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.